EXHIBIT 7.28
                                                                    ------------


                                 May 11, 2007


Special Committee of the Board of Directors
EGL, Inc.
15350 Vickery Drive
Houston, TX 77032

Ladies and Gentlemen:

      Talon Holdings LLC (formerly known as Talon Holdings Corp.) ("Parent"). and Talon Acquisition Co. are pleased to propose a substantially increased purchase price for the outstanding common stock of EGL, Inc. (the
"Company"). Specifically, we are hereby making an offer of $45 per share. This offer is based on a termination fee of $55 million, which is approximately 3% of the equity value represented by our revised proposal.
The reverse termination fee, which is payable in certain circumstances by Parent, also would be increased to $55 million.

      This letter constitutes a binding, irrevocable offer to enter into the attached First Amendment to Agreement and Plan of Merger, which has been signed by us, that would implement our increased proposal (the "Merger Agreement Amendment"). This offer will expire and be of no further force and effect at 6:00 pm, Houston time, on Sunday, May, 13, 2007, unless by such time the Company shall have executed and delivered to us its counterpart signature to the Merger Agreement Amendment.

      We also are attaching executed revised equity commitment letters and debt commitment letters, evidencing that our proposal is fully financed, as well as revised Limited Guarantees of the equity investors, for an aggregate amount equal to the $55 million total of the reverse termination fee. If the Special Committee of the Board of Directors of the Company determines to accept our offer, we expect the Company to also execute and deliver to us its counterpart signature to such Limited Guarantees together with its counterpart signature to the Merger Agreement Amendment.

      This letter shall be governed and construed in accordance with the internal laws of the State of Delaware, without regard to principles of conflict of laws.



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      Should you have any questions, please contact us.

                                    Sincerely,



                                    TALON HOLDINGS LLC


                                    By:   /s/ James R. Crane
                                          ------------------------------------
                                          Name:  James R. Crane
                                          Title: President


                                    TALON ACQUISITION CO.


                                    By:   /s/ James R. Crane
                                          ------------------------------------
                                          Name:  James R. Crane
                                          Title: President